November 7, 2018

Ricardo Ramos
Chief Financial Officer and Vice President of Corporate Services
Chemical & Mining Company of Chile Inc.
El Trovador 4285, 6th floor
Santiago, Chile

       Re: Chemical & Mining Company of Chile Inc.
           Form 20-F for Fiscal Year Ended December 31, 2017
           Filed April 19, 2018
           File No. 033-65728

Dear Mr. Ramos:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Beverages,
Apparel and
                                                           Mining
cc:    Gerardo Illanes